PRICEWATERHOUSECOOPERS

                          INDEPENDENT AUDITOR'S REPORT



   To the Board of Trustees of the Plan Investment Fund, Inc.:

   We have examined management's assertion about the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 25, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The date of our last examination was August 27, 1997. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

   Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 25, 1998:


     - Confirmation of all securities held by institutions in book entry form i.e. the Federal Reserve Bank, the Participatory Trust Company, Bankers Trust Company, and The Depository Trust Company;

     -    Confirmation of all securities out for transfer with brokers;

     - Reconciliation of all such securities to the books and records of the Fund and the custodian, PNC Bank, National Association; and

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

   In our opinion, management's assertion that the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 25, 1998, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

   This report is intended solely for the information and use of management of the Plan Investment Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

   [SIGNATURE]

   2400 Eleven Penn Center

   Philadelphia, PA  19103-2962

   July 16, 1998

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

July 16, 1998

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of the Plan Investment Fund, Inc. (the "Fund"), (consisting of the Government/Repo, Money Market and Short-Term Portfolios), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 25, 1998 and from August 27, 1997 through June 25, 1998.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 25, 1998 and from August 27, 1997 through June 25, 1998, with respect to securities reflected in the investment account of the Fund.

PLAN INVESTMENT FUND, INC.:

By:

PHILIP A GOSS
---------------------------
Philip A. Goss

President and Chief Executive Officer

   PricewaterhouseCoopers

                          INDEPENDENT AUDITOR'S REPORT



   To the Board of Trustees of  the Plan Investment Fund, Inc.:

   We have examined management's assertion about the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 27, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The date of our last examination was June 25, 1998 Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

   Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 27, 1998:


     - Confirmation of all securities held by institutions in book entry form i.e. the Federal Reserve Bank, the Participatory Trust Company, Bankers Trust Company, and The Depository Trust Company;

     -    Confirmation of all securities out for transfer with brokers;

     - Reconciliation of all such securities to the books and records of the Fund and the custodian, PNC Bank, National Association; and

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

   We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

   In our opinion, management's assertion that the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 27, 1998, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

   This report is intended solely for the information and use of management of the Plan Investment Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

   [SIGNATURE]

   2400 Eleven Penn Center

   Philadelphia, PA 19103-2962

   August 17, 1998

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 17, 1998

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of the Plan Investment Fund, Inc. (the "Fund"), (consisting of the Government/Repo, Money Market and Short-Term Portfolios), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 27, 1998 and from June 25, 1998 through July 27, 1998.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 27, 1998 and from June 25, 1998 through July 27, 1998, with respect to securities reflected in the investment account of the Fund.

PLAN INVESTMENT FUND, INC.:

By:

PHILIP A. GOSS
---------------------------
Philip A. Goss

President and Chief Executive Officer

   PricewaterhouseCoopers

                          INDEPENDENT AUDITOR'S REPORT



   To the Board of Trustees of  the Plan Investment Fund, Inc.:

   We have examined management's assertion about the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The date of our last examination was July 27, 1998. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

   Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1998:


     - Confirmation of all securities held by institutions in book entry form i.e. the Federal Reserve Bank, the Participatory Trust Company, Bankers Trust Company, and The Depository Trust Company;

     -    Confirmation of all securities out for transfer with brokers;

     - Reconciliation of all such securities to the books and records of the Fund and the custodian, PNC Bank, National Association; and

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

   We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

   In our opinion, management's assertion that the Plan Investment Fund, Inc. (consisting of the Government/Repo, Money Market and Short-Term Portfolios) was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

   This report is intended solely for the information and use of management of the Plan Investment Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

   [SIGNATURE]

   2400 Eleven Penn Center

   Philadelphia, PA 19103-2962

   October 16, 1998

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

October 16, 1998

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of the Plan Investment Fund, Inc. (the "Fund"), (consisting of the Government/Repo, Money Market and Short-Term Portfolios), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1998 and from July 27, 1998 through September 30, 1998.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 and from July 27, 1998 through September 30, 1998, with respect to securities reflected in the investment account of the Fund.

PLAN INVESTMENT FUND, INC.:

By:

PHILIP A. GOSS
---------------------------
Philip A. Goss

President and Chief Executive Officer